

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2010

Clay B. Siegall
President and Chief Executive Officer
Seattle Genetics, Inc.
21823 30th Drive SE
Bothell, WA 98021

Re: Seattle Genetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 000-32405

Dear Dr. Siegall:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director